October 9, 2008
EDGAR Submission Type—CORRESP
Non-Public Filing
Mr. Andrew Mew
Accounting Branch Chief
Mr. Milwood Hobbs
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Dover Saddlery, Inc.
Commission File No. 0-51624
Annual Report for Fiscal Year Ended December 31, 2007 (“Report”)
Form 10-Q for the Fiscal Quarter Ended June 30, 2008 (“2Q”)
Dear Messrs. Mew and Hobbs:
This correspondence responds to your letter dated 11 September 2008 addressed to Mr. Stephen L. Day, President and Chief Executive Officer of Dover Saddlery, Inc., a Delaware corporation and reporting registrant in the Report (the “Company” or “Dover”) pursuant to a time-extension confirmed in our letter to the SEC dated September 25, 2008 and filed via EDGAR as a non-public document. The Company submits this correspondence via EDGAR pursuant to Section 101(a) of Regulation S-T as a non-public filing.
Where indicated, the Company will revise its future disclosures as specified in our responses keyed to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2007
Item 1. Business
The Company, page 2
1.	We have read your response to our prior comment one regarding your disclosure of product revenue information, but we believe, as discussed below, that there may be additional factors that have not been analyzed which indicate the products within your single group of specialty retail equestrian products are not similar for the purpose of paragraph 37 of SFAS 131. In this regard, in your determination that the products were essentially similar, please tell us what characteristics you considered. For example, please tell us if your equestrian products have similar production processes, class of customers and economic characteristics as evidenced by similar rates of profitability and similar opportunities for growth. As previously noted, your disclosure on pages 2 and 31 clearly states the products you offer fall in the following three main groupings or categories: (1) saddles and tack; (2) specialized apparel; and (3) horse care and stable products, and your website also lists several product groupings that align with the three main categories above. In your response, please support the similarities of the characteristics of these three main product categories which you state constitute one single category, specialty retail equestrian products. If you have otherwise determined that reporting revenue for each group of similar products is impracticable, please confirm you will disclose that fact in future filings and show us what your disclosure will look like revised. Refer to Item 101(c)(1)(i) of Regulation S-K and paragraph 37 of SFAS1 31.

We acknowledge the SEC’s comment and have considered Regulation S-K 101(c)(1)(i) and paragraph 37 of SFAS 131 relative to product revenue disclosures. This guidance states that a company shall report revenues from external customers for each product or group of similar products.

We do not manufacture or produce our products. We purchase all products from third party vendors without significant improvements or enhancements performed by the Company. We do not sell to resellers, distributors or large corporate customers. Our revenues are derived from sales to a single class of retail customers, those who own or compete with horses. A typical customer will purchase products across a broad variety of separate items. Within each of our various sub-groupings, products range from low to high dollar items, with price points established to maximize total margin. Our product mix and sales patterns do not fluctuate significantly, reflecting consistent economic characteristics. Further, the market we serve has a steady demand for a consistent supply of reliable quality products to meet the needs of their horses, thus resulting in consistent opportunities for growth across our single product line. Based on these factors, we have concluded that our products have similar characteristics and are appropriately represented as a single category.

We have also evaluated the Company’s current products noting multiple similarities which create overlap within several different sub-groupings, from the perspective of the customer, the Company and the industry. For example, leather cleaning products and leads could be considered horse care and stable products by many customers, but other customers could consider these same products as saddles and tack. While these represent two examples, there are many products like these crossing multiple groupings or categories. As a result, we have concluded it is not practical to define and disclose revenues by product group. Accordingly, we will revise our future disclosures as follows:

“We offer a comprehensive selection of products required to own, train and compete with a horse, selling from under $1 to over $6,000. Our equestrian product line includes a broad variety of separate items such as saddles, tack, specialized apparel, footwear, horse clothing, horse health, and stable products. Separate reporting of the revenues of these numerous items is not practical.”
Item 8. Financial Statements and Supplementary Data
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies Segment
Information. page 50
2.	We have reviewed the internal financial information and your response to our prior comment four regarding your compliance with the segment reporting and disclosure requirements of SFAS 131. The internal financial reports regularly reviewed by your chief operating decision maker and the Board to assess performance represents discrete financial information for your direct and retail sales channels. We also note the weekly sales reports and statements of income reviewed as included in Exhibits B and C provide separate financial data on merchandise costs and returns for both direct and retail sales channels. Further, with respect to the allocation of resources, we note the production and distribution of catalogs that support principally your direct sales channel as well as your decision to lease space and open new retail stores in selected markets. Accordingly, we believe the information being reviewed satisfies the requirements of paragraph 10 and your direct and retail sales channels each represent operating segments. Based on the fact the methods of distribution are dissimilar for your direct and retail sales channels, it would appear these two segments do not meet the aggregation criteria in paragraph 17, and each should be presented as reportable segments to comply with SFAS 131. Please advise or revise your segment presentation and related disclosures to report separately the operating results for you direct and retail sales channels and provide, as applicable, the disclosures required in paragraphs 25 through 33 of SFAS 131 showing us what your revised disclosures will look like.

In our previous response, we provided the internal reports regularly reviewed and utilized by our chief operating decision maker (CODM). While we acknowledge the SEC’s observation that these reports identify certain merchandise costs by market channel, please note that the individual cost components do not provide financial data that is monitored or used by our CODM to assess operational performance, nor is the data utilized to make resource allocation decisions.

The selected merchandise cost by market channel is not sufficiently detailed to provide an appropriate measure of profit. These costs do not provide the CODM with meaningful information as:
•	Both market channels provide the same products at consistent sales prices, thus generating a consistent gross profit across both market channels.

•	All merchandise is purchased directly from third party vendors and maintained at the Company’s warehouse for distribution to direct purchasers and/or retail stores.

•	Inventory at the warehouse is not segregated, maintained or specifically identified based on market channel.
We note that paragraph 10b of SFAS 131 indicates the existence of an operating segment is predicated upon operating results being regularly reviewed by the CODM to make decisions about resources to be allocated and to assess the segment’s reporting. As noted above, our CODM does not use the identified costs by market channel shown on the internal reports to either allocate resources or to assess the market channel performance. As a result, these costs by market channel will be removed from future internal reports submitted to our CODM. Instead, we will present a single cost of sales amount reflecting the aggregate of all applicable expenses. The Company believes this revised reporting accurately reflects the way the CODM manages the business.

The CODM makes decisions regarding resources to grow the Company’s operations based upon the total enterprise critical success factors. These operational factors include net revenue, gross profit margin, net income, cash flow from operations and capital expenditures, while the financial position factors include cash, total assets and total long-term liabilities. Of these eight critical success factors, net revenue is the only factor with financial data specific to the direct and retail market channels that is utilized by the CODM. All other factors are reviewed and managed at the consolidated enterprise level. Accordingly, there is no measure of profit or loss by market channel reviewed by the CODM. Our catalogs act as the primary marketing vehicle to increase both direct and retail revenues and each of our channels reinforces the other to generate additional customers. Accordingly, changes to the distribution of catalogs and additional retail store openings are determined by their overall contribution to the enterprise factors noted above, including revenues by market channel. Since, the CODM regularly reviews revenues by market channel we will revise future financial statement footnotes to disclose revenues derived from the direct and retail channels.
Form 10-Q for the Fiscal Quarter Ended June 30, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations. page 10
Consolidated Performance and Trends, page 11
3.	We note the recent quarterly and year-to-date declines in net revenues and gross profit in 2008 is probably reflective of the slowing economy. With the continuing decline in consumer spending and overall negative economic and retail climate, including cost increases in food and energy, please revise your disclosure in future filings to discuss how you expect these trends to impact your business in future periods. Also, discuss if the recent negative economic trends have or will impact your schedule of new store openings and cause a decrease in capital spending in future periods. Refer to Item 303(a)(3) of Regulation S-K. Please show us what your revised disclosures will look like.

We acknowledge and agree with the SEC’s observation. We have expanded our disclosures in our prior SEC filings, based on the trends identified above. For example, in our Quarterly Report on Form 10-Q for the period ending June 30, 2008, we disclosed the then-current economic trends and the tactics we use to address these trends:

“The second quarter of 2008 results reflect our continuing efforts to execute our growth strategy in the retail market channel, where revenues increased 19.2% to $5.9 million in the quarter. This trend of increased revenue is dependent upon our ability to continue to execute our expansion strategy by opening new store locations and our customers’ continued support of new retail stores. We respond to fluctuations in revenues by adjusting marketing efforts and operations to support our retail stores and manage costs, as well as continuing to focus on our proprietary store optimization modeling to determine the rate and location of new store openings. Our direct market channel revenues decreased 6.6%, to $14.1 million in the second quarter of 2008, due to a combination of factors, including lower unit volumes attributable to the significant consumer slowdown in the overall economy. The reversal of this trend of decreased direct revenue is dependent upon the response of our customers to these market conditions. We respond to fluctuations in our direct customers’ response by adjusting the quantities of catalogs mailed and other marketing and customer-related strategies and tactics in order to maximize revenues and manage costs.”

In addition, the Company revised certain risk factor disclosures in our June 30, 2008 Form 10-Q to describe specific risks related to the then-current economic trends.

The Company also addressed these then-current economic trends as a separate component of its integrated comprehensive disclosures, and consistent with past practices, in its earnings release dated August 11, 2008 attached as Exhibit 99.1 to its Current Report on Form 8-K filed August 11, 2008 with the Commission, wherein the Company revised its business outlook for the year, both with respect to revenues and with respect to new store openings, as follows:
“Business Outlook 2008
Dover Saddlery is revising its full-year 2008 revenues guidance to a range of $81 million to $87 million, from previously issued revenue guidance of $87 million to $92 million. This is based upon the continuing consumer slowdown in the retail economy. Increased revenues are expected to come mainly from the retail channel. The company is currently planning to open two additional stores in 2008, bringing the total number of Dover Saddlery retail stores opened to three in 2008.”
We will continue to include these types of disclosures in future filings and earnings releases. These disclosures will appropriately address future trends (to the extent discernable), whether positive or unfavorable. For example, to the extent that an unfavorable economic and retail climate persists and negatively impacts business planning, we might add a disclosure in one or more future filings to the following effect: “In this time of economic uncertainty, we are unable to predict economic trends, but we continue to monitor the situation as it relates to our operations, including new store openings and capital spending.”

Summary

In summary, the Company continues to believe that the disclosures in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in our Quarterly Report on Form 10-Q for the period ending June 30, 2008, were complete and accurate in all material respects, and does not believe that it is appropriate to amend its original disclosures. We will revise particular disclosures in future filings as set forth in this letter.

Please update our contact information to use the following facsimile number: 978-952-8063.

Respectfully submitted,
/s/ Michael W. Bruns
Chief Financial Officer